WESTERN PLAINS ENERGY, LLC
                               3022 County Road 18
                              Oakley, Kansas 67748
                                 (785) 672-8810




July 5, 2006

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549
Attention:  John Cash, C.P.A.

     Re:   Western Plains Energy, LLC / SEC File No. 0-50714
           Form 10-KSB for Fiscal Year Ended September 30, 2005
           Forms 10-Q for Periods Ended December 31, 2005 and March 31, 2006

Dear Mr. Cash:

This letter has been prepared in response to the June 20, 2006 comment letter prepared by you with regard to the Form 10-KSB and Forms 10-Q previously filed with the Commission by Western Plains Energy, LLC (the "Company") that the following information responds to each comment contained in that letter. Numbers assigned to the comments by the staff have been retained by us.

Accordingly, the Company's responses are as follows:

Form 10-KSB for Fiscal Year Ended September 30, 2005
----------------------------------------------------

Controls and Procedures, page 23

Comment No. 1
-------------

Comment will be complied with. Please be advised that future filings will state as follows:

We maintain a system of controls and procedures designed to provide reasonable assurance as to the reliability of the financial statements and other disclosures included in this report. As of the year ended ___[date of end of year]___, under the supervision and with the participation of our Chief Executive Officer and Principal Financial Officer, management has evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and the Principal Financial Officer concluded that our disclosure controls and procedures were effective to ensure: (i) that information required to be disclosed by us in the reports that we file under the Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms; and (ii) that information required to be disclosed by us in the reports that we file under the Act is accumulated and communicated to our management, including the Principal Executive Officer and Principal Financial Officer, to allow timely decisions regarding required disclosure.

John Cash, C.P.A.
Securities and Exchange Commission
July 5, 2006
Page 2


Statements of Income, page F-3

Comment No. 2
-------------

Comment will be complied with. Please be advised that future filings will not contain the proforma statements of operations data, either on the face of our statement of income, in the notes to our financial statements or in management's discussion and analysis.

Statements of Cash Flows, page F-5

Comment No. 3
-------------

Comment will be complied with. Please be advised that future filings will reflect distributions to members as a financing activity in accordance with SFAS 95 paragraph 20(a).

Exhibit 31

Comment No. 4
-------------

Comment will be complied with. Please be advised that future filings will include the certifications for the Principal Executive and Financial Officers revised in accordance with Item 601(31) of Regulation S-B as shown on EXHIBIT A attached hereto and herein incorporated by reference.


Forms 10-Q for Periods Ended December 31, 2005 and March 31, 2006
-----------------------------------------------------------------

Statements of Cash Flows, page F-4

Comment No. 5
-------------

Comment complied with. Future filings will include the reconciliation from net income to net cash flow from operating activities in accordance with SFAS 95 paragraph 28. The reconciliations for the periods ended December 31, 2005 and March 31, 2006 are attached hereto as EXHIBIT B and herein incorporated by reference.

Exhibit 31

Comment No. 6
-------------

Comment will be complied with. Please be advised that future filings will include the certifications for the Principal Executive and Financial Officers revised in accordance with Item 601(31) of Regulation S-K as shown on EXHIBIT A attached hereto and herein incorporated by reference.

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the referenced filings. The Company understands that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

John Cash, C.P.A.
Securities and Exchange Commission
July 5, 2006
Page 3


We appreciate your attention.

Sincerely,

WESTERN PLAINS ENERGY, LLC

/s/ Richard Sterrett
---------------------------
Richard Sterrett
Chief Financial Officer



cc:      David Babiarz, Esq., Dufford & Brown, P.C.
         W. Edward Schenkein, Stark Winter Schenkein & Co. LLP

                                    EXHIBIT A

I, __[certifying individual]__ of Western Plains Energy, LLC (the "Company"), certify that:

1.   I have reviewed this __[specify report]__ of the Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4. The Company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

     a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

     c. Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     d. Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter (the Company's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5. The Company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

     a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

     b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.


Date:                                   NAME
      ---------------------------             ----------------------------------

                                        TITLE
                                              ----------------------------------

                                    EXHIBIT B


                          WESTERN PLAINS ENERGY, L.L.C.
                             STATEMENT OF CASH FLOW
                  FOR SIX MONTHS ENDED MARCH 31, 2006 AND 2005
                                   (UNAUDITED)


                                                        2006           2005
                                                     -----------    -----------

OPERATING ACTIVITIES
  Net income                                         $13,442,572    $ 5,780,894
  Depreciation and amortization                        2,771,360      3,249,516
  Conversion of unrealized losses on grain hedging
     contracts to realized loss                          517,375        609,513

Changes in assets and liabilities
  Accounts receivable                                 (1,983,818)      (789,105)
  Accounts receivable - government subsidies             426,412      2,001,549
  Inventory                                             (385,304)      (222,464)
  Prepaid expenses                                      (150,274)       (98,776)
  Accounts payable and accrued expenses                   94,566        963,842
  Accrued interest                                        (5,348)       229,333
                                                     -----------    -----------
NET CASH PROVIDED BY OPERATING ACTIVITIES             14,727,541     11,724,302
                                                     -----------    -----------

INVESTING ACTIVITIES
  Purchase of property, plant and equipment             (430,368)    (4,342,977)
  (Investment) liquidation in commodities
     trading accounts                                   (206,676)        82,742
                                                     -----------    -----------
NET CASH (USED IN) INVESTING ACTIVITIES                 (637,044)    (4,260,235)
                                                     -----------    -----------

FINANCING ACTIVITIES
  Payments on notes payable                           (3,002,000)    (1,830,434)
  Member distributions                               (10,608,000)    (2,856,000)
  Proceeds from notes payable and line of credit            --          687,500
                                                     -----------    -----------
NET CASH (USED IN) FINANCING ACTIVITIES              (13,610,000)    (3,998,934)
                                                     -----------    -----------

NET INCREASE IN CASH                                     480,497      3,465,133


CASH - BEGINNING OF PERIOD                             1,245,903      3,243,020
                                                     -----------    -----------

CASH - END OF PERIOD                                 $ 1,726,400    $ 6,708,153
                                                     ===========    ===========

                          WESTERN PLAINS ENERGY, L.L.C.
                             STATEMENTS OF CASH FLOW
              FOR THE THREE MONTHS ENDED DECEMBER 31, 2005 AND 2004
                                   (UNAUDITED)


                                                       2005           2004
                                                    -----------    -----------


OPERATING ACTIVITIES
  Net income                                        $ 5,718,721    $ 2,049,711
  Depreciation and amortization                       1,348,682      1,732,624
  Conversion of unrealized losses on grain
       hedging contracts to realized loss               414,083        702,924
Changes in assets and liabilities
  Accounts receivable                                  (249,623)      (317,696)
  Accounts receivable - government subsidies            436,506      1,353,059
  Inventory                                            (159,794)       (33,231)
  Prepaid expenses                                     (236,587)      (177,555)
  Accounts payable and accrued expenses                 162,678        994,412
  Accrued interest                                      102,189        243,571
                                                    -----------    -----------
NET CASH PROVIDED BY OPERATING ACTIVITIES             7,536,854      6,547,820
                                                    -----------    -----------

INVESTING ACTIVITIES
  Purchase of property, plant and equipment            (168,606)    (3,094,373)
  Investment in commodities trading accounts           (563,303)          --
  Withdrawals from commodities trading accounts         500,000           --
                                                    -----------    -----------
NET CASH (USED IN) INVESTING ACTIVITIES                (231,909)    (3,094,373)
                                                    -----------    -----------

FINANCING ACTIVITIES
  Payments on notes payable                          (2,200,000)    (2,000,000)
  Member distributions                               (6,528,000)    (2,040,000)
  Proceeds from notes payable and line of credit        372,000      2,062,500
                                                    -----------    -----------
NET CASH (USED IN) FINANCING ACTIVITIES              (8,356,000)    (1,977,500)
                                                    -----------    -----------

NET INCREASE (DECREASE) IN CASH                      (1,051,055)     1,475,947

CASH - BEGINNING OF PERIOD                            1,245,903      3,243,020

CASH - END OF PERIOD                                $   194,848    $ 4,718,967
                                                    ===========    ===========

                          WESTERN PLAINS ENERGY, L.L.C.
                              STATEMENTS OF INCOME
                FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2005 AND
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004


                                                FISCAL YEAR     NINE MONTHS
                                                   ENDED           ENDED
                                               SEPTEMBER 30,   SEPTEMBER 30,
                                                    2005           2004
                                               ------------    ------------

REVENUE                                        $ 61,730,872    $ 39,485,027
COST OF SALES                                    43,476,560      31,893,577
                                               ------------    ------------
GROSS PROFIT                                     18,254,312       7,591,450
                                               ------------    ------------

EXPENSES
General and administrative expenses               1,716,228       1,003,228
Depreciation expense                              5,446,248       4,851,327
Amortization expense                                 41,005          10,669
                                               ------------    ------------
Total expenses                                    7,203,481       5,865,224
                                               ------------    ------------

Income from operations                           11,050,831       1,726,226
                                               ------------    ------------

Other income (expense)
Interest expense                                   (931,710)       (738,053)
Interest from industrial development
   revenue bonds                                  1,120,000         768,746
Plant lease expense                              (1,120,000)       (768,746)
Grant and subsidy income                          2,784,476       6,380,176
Other income                                        105,772          25,214
                                               ------------    ------------

Total other income                                1,958,538       5,667,337
                                               ------------    ------------

NET INCOME                                       13,009,369       7,393,563


Unrealized losses on grain contracts                (31,813)       (622,925)
                                               ------------    ------------

COMPREHENSIVE INCOME                           $ 12,977,556    $  6,770,638
                                               ============    ============

NET INCOME PER UNIT
BASIC AND DILUTED                              $   3,188.57    $   1,812.15
                                               ============    ============

DISTRIBUTIONS PER UNIT                         $      2,100    $       --
                                               ============    ============

WEIGHTED AVERAGE UNITS OUTSTANDING
BASIC AND DILUTED                                     4,080           4,080
                                               ============    ============

                          WESTERN PLAINS ENERGY, L.L.C.
                             STATEMENTS OF CASH FLOW
                FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2005 AND
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004

                                                       FISCAL YEAR     NINE MONTHS
                                                          ENDED            ENDED
                                                      SEPTEMBER 30,    SEPTEMBER 30,
                                                          2005             2004
                                                      ------------    ------------

OPERATING ACTIVITIES
  Net income                                          $ 13,009,369    $  7,393,563
  Depreciation and amortization                          5,487,768       4,861,996

  Conversion of unrealized losses on grain
      hedging contracts to realized losses                 591,113            --
Changes in assets and liabilities
  Accounts receivable                                   (1,398,022)     (2,192,845)
  Accounts receivable - Government Subsidies             1,870,363      (2,361,235)
  Inventory                                               (258,578)     (1,255,682)
  Deposits                                                    --           (97,834)
  Prepaid  expenses                                          1,330           7,080
  Loan origination and financing fees                         --            14,583
  Accounts payable and accrued expenses                  1,610,471         293,931
  Accrued interest                                           4,430           1,628
  Accounts payable - construction -related party              --        (5,231,553)
                                                      ------------    ------------
    NET CASH PROVIDED BY OPERATING ACTIVITIES           20,918,244       1,433,632
                                                      ------------    ------------

INVESTING ACTIVITIES
  Purchase of property, plant and equipment             (4,640,399)     (2,476,242)
  Disbursements of advances on grain                          --          (453,600)
  Receipts of advances on grain                               --           453,600
  Purchase of futures and options contracts                108,838      (1,050,730)
                                                      ------------    ------------
    NET CASH (USED FOR) INVESTING ACTIVITIES            (4,531,561)     (3,526,972)
                                                      ------------    ------------

FINANCING ACTIVITIES
  Distributions to members                              (8,608,800)           --
  Borrowings on line of credit and advances payable           --        (5,000,000)
  Proceeds from notes payable                              687,500       9,757,634
  Payment of notes payable                             (10,462,500)           --
                                                      ------------    ------------
    NET CASH PROVIDED BY FINANCING ACTIVITIES          (18,383,800)      4,757,634
                                                      ------------    ------------

NET INCREASE (DECREASE) IN CASH                         (1,997,117)      2,664,294


CASH - BEGINNING OF PERIOD                               3,243,020         578,726
                                                      ------------    ------------

CASH - END OF PERIOD                                  $  1,245,903    $  3,243,020
                                                      ============    ============

SUPPLEMENTAL CASH FLOW INFORMATION

  Cash paid for income taxes                          $       --      $       --
                                                      ============    ============
  Cash paid for interest                              $    927,281    $    736,425
                                                      ============    ============

Non-cash Investing and Financing Activities
Investment in industrial revenue bonds                $       --      $ 13,366,710
                                                      ============    ============
Lease obligation                                      $       --      $ 13,366,710
                                                      ============    ============
Conversion of note payable to line of credit          $       --      $  5,000,000
                                                      ============    ============